Exhibit 5.2

MediCan Enterprises Inc.
3440 E Russell Road
Las Vegas, NV 89120

MEDICAN
Where the future of healthcare is growing

MINUTES OF SPECIAL MEETING OF THE BOARD OF DIRECTORS
OF MEDICAN ENTERPRISES INC.

A special meeting of the directors of the corporation was held on
September 23, 2015 at 6:30 PM EST.

Being a quorum and all of the directors of the corporation the following were present:

Ken Williams, Secretary
Paul Khan, Advisor
Kelvin Lindsey, CEO
Stephen Lind, COO
Chris Schafer, CLO

1. Kelvin Lindsey was elected secretary of the Board of Directors.

2. The meeting secretary stated that certain corporate actions were being considered to further the interests of the corporation, namely that the bylaws of Mobiweb Network Inc. being adopted by Medican Enterprises Inc. and for Mobiweb Network Inc.'s bylaws to replace the Medican Enterprises, Inc.'s bylaws as the existing one. As a result, Mobiweb's bylaws become the new bylaws of the company.

3. The removal of Ken Williams as Secretary and Director.

4. It was further confirmed Kelvin Lindsey is CEO of the Medican Enterprises Inc., operating under Mobiweb's bylaws.

5. The motions were seconded, a vote was taken and the motions were carried by unanimous support of the Board.

THEREFORE, it was resolved:

1. Kelvin Lindsey is appointed as Secretary.

2. Medican Enterprises Inc. adopts Mobiweb Network Inc.'s bylaws.

3. Ken Williams is confirmed removed as Secretary and Director.

4. All those in attendance confirm Kelvin Lindsey as CEO.

°K

DATED: September 23, 2015

Kelvin Lindsey, Chairman & Director

Kelvin Lindsey, Secretary of the Meeting